UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

         Telefônica Brasil S.

Highlights

Consolidation of fiber, 4G and 4.5G expansion ensures leadership in high-end segments

•         FTTH customers totaled 2,477 thousand, up 30.8% y-o-y, with 145 thousand net additions in 4Q19;

•         Postpaid accesses grew 6.9% and accounted for 57.9% of total mobile accesses, with a market share of 39.4% in December 2019;

•         Mobile market share of 32.9% in December 2019, 8.9 p.p. higher than the second player;

•         4.5G coverage was present in 1,208 cities and FTTH was launched in 43 cities in 2019, reaching 164 cities covered.

Rational commercial strategy and change in the revenue mix lead to growth in 4Q19

•         Net revenues grew 2.6% y-o-y in 4Q19 (+1.9% y-o-y in 2019), reflecting the solid performance of postpaid revenues, handsets and FTTH;

•         Mobile revenues increased 5.7% y-o-y, driven by strong ARPU growth, postpaid accesses and handset sales; Mobile service revenues climbed 2.2% y-o-y;

•         FTTH revenues reached R$ 586 million (+37.6% y-o-y) and accounted for 38.8% of broadband revenues;

•         Broadband revenues accounted for 38.5% of fixed revenues, exceeding voice revenues;

•         IPTV revenues came to R$ 244 million (+22.2% y-o-y) and accounted for 55.6% of pay-TV revenues.

Digitalization and automation keep costs under control, ensuring acceleration in EBITDA growth for the quarter

•         Recurring operating costs increased 1.0% y-o-y in 4Q19, mainly due to higher expenses related to handset sales, offset by automation and digitalization initiatives. Excluding the effect of handset sales, operating costs decreased 1.9% y-o-y;

•         Recurring EBITDA totaled R$ 4,351 million (+5.4% y-o-y) in 4Q19, with an EBITDA margin of 38.2%. In 2019, EBITDA totaled R$ 16,040 million (+3.1% y-o-y), with an EBITDA margin of 36.2%.

Efficient financial management and strong cash flow supports unmatched shareholder return

•         Capex totaled R$ 2,357 million in 4Q19 (R$ 8,844 million in 2019), focused on FTTH and expansion of 4G and 4.5G coverage and capacity;

•         Free cash flow from business activities totaled R$ 2,663 million (+28.4% y-o-y in 4Q19), driven by EBITDA growth. In 2019, FCF grew 19.0% y-o-y, reaching R$ 8,235 million;

•         Reported net income totaled R$ 1,274 million in 4Q19 (R$ 5,001 million in 2019). Recurring net income reached R$ 1.486 million in 4Q19 (R$ 5.372 million in 2019; +2.5% y-o-y);

•         Dividend payout stood at 116%, with total shareholder return (TSR) of 33.4% and dividend yield of 6.1% for preferred shares.1

1 In the last 12 months. For common shares, total shareholder return (TSR) was 26.9% and the dividend yield was 6.6% in the last 12 months.

         Telefônica Br

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the fourth quarter of 2019, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The Income Statements and Balance Sheets for 2019 are presented under IFRS 161.

For better understanding and comparability of the information, we present below the consolidated income statements for the three-month periods ended December 31, 2019 and 2018 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 161 in 2019 figures (comparable to 2018).

Reported: considering the effects of the adoption of IFRS 161 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 16.1

In addition, as of 1Q19, we have reclassified certain past results in order to better reflect the dynamics of the business. The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data

Consolidated in R$ million	Pro forma (ex-IFRS 16)¹				Reported
	4Q19	∆% YoY	2019	∆% YoY	4Q19	∆% YoY	2019	∆% YoY
NET OPERATING REVENUES	11,377	2.6	44,268	1.9	11,377	2.6	44,268	1.9
Net Mobile Revenues	7,452	5.7	28,666	4.8	7,452	5.7	28,666	4.8
Net Handsets Revenues	829	46.2	2,703	40.7	829	46.2	2,703	40.7
Net Fixed Revenues	3,925	(2.8)	15,602	(3.2)	3,925	(2.8)	15,602	(3.2)
OPERATING COSTS	(6,898)	(2.0)	(28,036)	9.4	(6,410)	(8.9)	(26,135)	1.9
Recurring Operating Costs[2]	(7,026)	1.0	(28,228)	1.2	(6,538)	(6.1)	(26,327)	(5.6)
EBITDA	4,479	10.7	16,232	(8.9)	4,967	22.8	18,134	1.7
EBITDA Margin	39.4%	2.9 p.p.	36.7%	(4.3) p.p.	43.7%	7.2 p.p.	41.0%	(0.0) p.p.
Recurring EBITDA[2]	4,351	5.4	16,040	3.1	4,839	17.3	17,942	15.3
Recurring EBITDA Margin[2]	38.2%	1.0 p.p.	36.2%	0.4 p.p.	42.5%	5.3 p.p.	40.5%	4.7 p.p.
NET INCOME	1,364	(8.2)	5,300	(40.6)	1,274	(14.3)	5,001	(44.0)
Recurring Net Income²	1,486	(4.2)	5,372	2.5	1,396	(9.9)	5,072

CAPEX	2,357	11.5	8,844	7.9	2,357	11.5	8,844	7.9
OPERATING CASH FLOW (EBITDA - CAPEX)	1,993	(1.0)	7,196	(2.3)	2,482	23.3	9,097	23.5

TOTAL SUBSCRIBERS (THOUSAND)	93,627	(1.6)	93,627	(1.6)	93,627	(1.6)	93,627	(1.6)
Mobile Subscribers	74,582	1.9	74,582	1.9	74,582	1.9	74,582	1.9
Fixed Subscribers	19,044	(13.5)	19,044	(13.5)	19,044	(13.5)	19,044	(13.5)

1- New accounting standard in effect since January 2019, which requires lessees to recognize assets and liabilities for all leases (except for short-term leases and leases of low-value assets) in the balance sheet. The Company is a lessee in a significant number of lease contracts for different assets, especially towers and the respective land where they are located, circuits, offices, stores and commercial properties.

2- Excludes the following non-recurring effects: 2Q18: a positive effect of R$1,830.2 million, mainly due to a final judgment of the Superior Court of Justice in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base; an expense of R$92.0 million related to the adoption of the Risk Assessment model for the calculation of labor contingencies; an expense of R$170.6 million, due to the write-off of assets linked to escrow deposits; and an expense of R$116.9 million related to organizational restructuring; 3Q18: a positive effect of R$1,381.7 million, due to a final judgment of the Superior Court of Justice in favor of the Company, recognizing the right to exclude ICMS from the PIS/COFINS calculation base related to Vivo's operations between 2004 and 2013; and an expense of R$487.1 million related to extraordinary tax contingencies; 4Q18: an expense of R$80.2 million related to organizational restructuring; 3Q19: a positive effect of R$64.3 million related to the sale of Data Centers; 4Q19: a positive effect of R$1.4 million related to the reversal of organizational restructuring costs; positive effect of R$126.5 million related to the adequacy of international intellectual property; and a R$ 283,6 million effect related to changes in the useful life and depreciation rates of some assets, which increased depreciation expenses.

MOBILE BUSINESS

Operating Performance

Thousand	4Q19	∆% YoY	2019	∆% YoY
TOTAL SUBSCRIBERS	74,582	1.9	74,582	1.9
Postpaid	43,174	6.9	43,174	6.9
M2M	10,099	23.0	10,099	23.0
Prepaid	31,408	(4.1)	31,408	(4.1)
MARKET SHARE	32.9%	1.0 p.p.	32.9%	1.0 p.p.
Postpaid	39.4%	(1.2) p.p.	39.4%	(1.2) p.p.
Prepaid	26.8%	1.6 p.p.	26.8%	1.6 p.p.
ARPU (R$/month)	29.8	1.7	29.3	3.5
Postpaid (Human)	52.5	0.9	52.3	0.8
M2M	3.0	14.1	3.0	12.3
Prepaid	13.2	4.4	12.6	3.1
MONTHLY CHURN	3.3%	(0.9) p.p.	3.3%	(0.2) p.p.
Postpaid (ex-M2M)	1.7%	(0.0) p.p.	1.7%	0.0 p.p.
Prepaid	5.4%	(1.4) p.p.	5.2%	(0.1) p.p.

Total accesses came to 74,582 thousand at the close of December 2019, up 1.9% from 4Q18. The total market share came to 32.9% in December 2019.

In the postpaid segment, Telefônica Brasil continued to grow consistently, reaching 43,174 thousand accesses in December 2019, up 6.9% y-o-y. Postpaid accesses accounted for 57.9% of the total mobile customer base (+2.7 p.p. y-o-y), with a market share of 39.4% in December 2019. The Company remained the leader in 4G handsets, with a market share of 31.9% (6.6 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions reached 875 thousand in 4Q19, while prepaid net disconnections totaled 126 thousand accesses in the same period. The commercial performance is related to the Company’s focus on the high-end segment, reflected in the disconnection of non-profitable prepaid customers and the prepaid to postpaid migration.

In the Machine-to-Machine (M2M) segment, the customer base continued to grow substantially, reaching 10,099 thousand customers in December 2019, up 23.0% over December 2018. Telefônica Brasil is the market leader in this segment, with a market share of 41.0% in December 2019.

Mobile ARPU grew 1.7% y-o-y in 4Q19, mainly due to recent price increases and a higher average customer base in the period.

Financial Performance

Consolidated in R$ million	4Q19	∆% YoY	2019	∆% YoY
NET OPERATING MOBILE REVENUES	7,452	5.7	28,666	4.8
Net Mobile Service Revenues	6,623	2.2	25,963	2.1
Data and Digital Services	5,451	5.8	21,206	6.0
Voice	1,170	(11.8)	4,748	(12.4)
Others	2	38.6	9	95.4
Net Handset Revenues	829	46.2	2,703	40.7

Net mobile revenues increased 5.7% y-o-y in 4Q19, due to growth in data and digital services revenue (+5.8% y-o-y), thanks to the upselling of the customer base to postpaid plans with higher data volumes, increase of prices in the third quarter and higher handset revenues.

Data and digital services revenue grew 5.8% y-o-y in 4Q19, driven by our data-centric strategy. This performance was fueled by an increase in the usage of data and value-added services. In the quarter, data and digital service revenues accounted for 82.3% of net mobile service revenues, up 2.8 p.p. y-o-y.

Voice revenue fell 11.8% from 4Q18, mainly reflecting the migration to data services, as a result of service maturity.

Net handset revenue rose 46.2% versus 4Q18, driven by Black Friday and Christmas sales campaigns, in line with the strategy of gaining market share in the sale of handsets and accessories with positive margins, attracting high-end consumers to our physical and online stores.

FIXED LINE BUSINESS

Operating Performance

Thousand	4Q19	∆% YoY	2019	∆% YoY
TOTAL SUBSCRIBERS	19,044	(13.5)	19,044	(13.5)
Fixed Broadband	6,908	(7.4)	6,908	(7.4)
FTTH	2,477	30.8	2,477	30.8
Other Technologies	4,430	(20.4)	4,430	(20.4)
Pay TV	1,320	(15.8)	1,320	(15.8)
IPTV	715	23.4	715	23.4
Other Technologies	605	(38.7)	605	(38.7)
Voice	10,817	(16.8)	10,817	(16.8)
MARKET SHARE | Fixed Broadband	21.6%	(2.7) p.p.	21.6%	(2.7) p.p.
Market Share | FTTH	25.1%	(7.6) p.p.	25.1%	(7.6) p.p.
MARKET SHARE | Pay TV	8.4%	(0.6) p.p.	8.4%	(0.6) p.p.
Market Share | IPTV	78.9%	(14.7) p.p.	78.9%	(14.7) p.p.
MARKET SHARE | Voice	32.0%	(2.1) p.p.	32.0%	(2.1) p.p.
ARPU | Broadband (R$/month)	71.7	14.1	65.9	13.2
ARPU | Pay TV (R$/month)	108.5	4.5	105.0	4.3
ARPU | Voice (R$/month)[1]	35.6	(3.5)	35.6	(8.3)

We closed 4Q19 with 19,044 thousand fixed accesses, down 13.5% from 4Q18, influenced by the performance of voice, xDSL and DTH, mainly due to service maturity and the strategic decision to stop selling pay TV using DTH technology since the beginning of 3Q19.

Fixed broadband accesses came to 6,908 thousand customers in 4Q19, down 7.4% from 4Q18, mainly due to the disconnection of xDSL customers. On the other hand, the FTTH customer base, which has higher ARPU, grew 30.8% y-o-y, reaching 2,477 thousand accesses in 4Q19, reflecting the Company’s strategy focused on the expansion of the fiber network, offering higher speeds and a better customer experience. Broadband ARPU grew 14.1% y-o-y.

Pay-TV accesses decreased 15.8% y-o-y, ending the 4Q19 with 1,320 thousand subscribers, due to the Company's strategic decision to stop selling DTH technology. On the other hand, there was an improvement in the customer mix due to the 23.4% growth of IPTV accesses in 4Q19. In this context, pay-TV ARPU increased 4.5% over 4Q18, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 10,817 thousand in 4Q19, down 16.8% from 4Q18, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1- Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

Financial Performance

Consolidated in R$ million	4Q19	∆% YoY	2019	∆% YoY
NET OPERATING FIXED REVENUES	3,925	(2.8)	15,602	(3.2)
Broadband[1]	1,510	7.2	5,720	9.8
FTTH	586	37.6	2,035	45.8
Other Technologies	923	(6.0)	3,684	(3.4)
Pay TV	439	(11.1)	1,827	(5.3)
IPTV	244	22.2	887	32.1
Other Technologies	195	(33.7)	940	(25.3)
Corporate Data and IT	728	17.8	2,718	9.9
Fixed Voice	1,235	(17.8)	5,290	(18.0)
Others	13	(12.8)	47	(4.6)

Net fixed revenues fell 2.8% y-o-y in 4Q19, impacted by the decrease in voice and pay-TV revenues, partially offset by an increase in broadband and Corporate Data and IT revenues.

Broadband revenues rose 7.2% y-o-y in 4Q19, fueled by the 37.6% y-o-y increase in FTTH revenues, that accounted for 38.8% of this line in the period. We continue to focus our efforts on expanding the fiber customer base and encouraging customers to migrate to higher speeds, that have higher ARPU, in addition to expanding the FTTH network to 10 new cities in the fourth quarter of 2019. Vivo closed 2019 with FTTH coverage in 43 new cities.

Pay-TV revenues fell 11.1% y-o-y in 4Q19, thanks to the Company’s more selective strategy for this service, focusing on high-end products designed to improve the customer experience and optimize profitability, such as IPTV, whose revenues grew 22.2% y-o-y.

Corporate data and IT revenues increased 17.8% versus 4Q18, due to strong revenues from new services in the B2B segment, including data, cloud, IT services and equipment sales.

Voice revenues dropped 17.8% over 4Q18, mainly due to the maturity of the service and the fixed-to-mobile substitution.

1- Broadband revenues include residential and SME customers.

OPERATING COSTS

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	4Q19	∆% YoY	2019	∆% YoY	4Q19	∆% YoY	2019	∆% YoY
OPERATING COSTS	(6,898)	(2.0)	(28,036)	9.4	(6,410)	(8.9)	(26,135)	1.9
Personnel	(995)	(3.8)	(3,758)	(6.0)	(995)	(3.8)	(3,758)	(6.0)
Costs of Services Rendered	(2,712)	(4.0)	(11,319)	0.5	(2,278)	(19.4)	(9,619)	(14.6)
Interconnection	(256)	(15.1)	(1,088)	(16.0)	(256)	(15.1)	(1,088)	(16.0)
Taxes and Contributions	(372)	(2.0)	(1,597)	0.1	(372)	(2.0)	(1,597)	0.1
Third-party Services	(1,306)	(1.1)	(5,514)	2.8	(1,306)	(1.1)	(5,514)	2.8
Others	(778)	(5.6)	(3,120)	3.7	(344)	(58.2)	(1,420)	(52.8)
Cost of Goods Sold	(921)	25.3	(3,157)	31.2	(921)	25.3	(3,157)	31.2
Commercial Expenses	(2,104)	(3.7)	(8,703)	(2.3)	(2,082)	(4.7)	(8,632)	(3.1)
Provision for Bad Debt	(417)	14.3	(1,682)	9.7	(417)	14.3	(1,682)	9.7
Third-party Services	(1,600)	(6.5)	(6,687)	(4.3)	(1,600)	(6.5)	(6,687)	(4.3)
Others	(88)	(18.8)	(334)	(12.7)	(65)	(39.6)	(263)	(31.3)
General and Administrative Expenses	(372)	(2.1)	(1,404)	(7.7)	(340)	(10.5)	(1,273)	(16.3)
Other Net Operating Revenues (Expenses)	206	73.3	304	(87.6)	206	73.3	304	(87.6)
Recurring Operating Costs[1]	(7,026)	1.0	(28,228)	1.2	(6,538)	(6.1)	(26,327)	(5.6)

Recurring operating costs1, excluding depreciation and amortization expenses, increased 1.0% over 4Q18, to R$ 7,026 million in 4Q19, while inflation was +4.3% (IPCA - 12M). The increase is mainly due to higher handset costs. Excluding this line, costs declined 1.9% versus 4Q18.

Personnel costs fell 3.8% from 4Q18, mainly due to an expense of R$ 80.2 million related to the organizational restructuring in 4Q18. Excluding this effect, personnel costs increased 4.5%, driven by the strategic insourcing of IT activities and systems in order to obtain quality and productivity gains in this area.

The cost of services rendered declined 4.0% from 4Q18, mainly due to lower interconnection expenses and greater efficiency in the management of network rental and maintenance contracts.

The cost of goods sold grew 25.3% over 4Q18, due to the Company's strategy of focusing on handsets and equipment sales since 4Q17, generating additional revenues for the Company.

Selling expenses fell 3.7% from 4Q18, mainly reflecting the growing digitalization of customer service activities.

The provision for doubtful accounts totaled R$417 million, corresponding to 2.5% of gross revenues in 4Q19, remaining virtually in line with 4Q18.

Third-party services fell 6.5% compared to 4Q18. The larger share of e-commerce in product, service and recharge sales; the accelerated adoption of e-billing; and the increasing use of virtual channels and the MEU VIVO app led to a reduction in call center, back office, printing and postage costs, in addition to offering our customers a unique and customized experience.

General and administrative expenses fell 2.1% in 4Q19, due to ongoing cost control in these lines.

Other net operating revenues (expenses) came to a positive R$ 206 million, mainly due to the adequacy of international intellectual property in the amount of R$ 126.5 million (excluded from the recurring Ebitda calculation) and lower tax expenses.

1 Excludes the following non-recurring effects: 2Q18: a positive effect of R$1,830.2 million, mainly due to a final judgment of the Superior Court of Justice in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base; an expense of R$92.0 million related to the adoption of the Risk Assessment model for the calculation of labor contingencies; an expense of R$170.6 million, due to the write-off of assets linked to escrow deposits; and an expense of R$116.9 million related to organizational restructuring; 3Q18: a positive effect of R$1,381.7 million, due to a final judgment of the Superior Court of Justice in favor of the Company, recognizing the right to exclude ICMS from the PIS/COFINS calculation base related to Vivo's operations between 2004 and 2013; and an expense of R$487.1 million related to extraordinary tax contingencies; 4Q18: an expense of R$80.2 million related to organizational restructuring; 3Q19: a positive effect of R$64.3 million related to the sale of Data Centers; 4Q19: a positive effect of R$1.4 million related to the reversal of organizational restructuring costs and a positive effect of R$126.5 million related to the adequacy of international intellectual property.

EBITDA

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 4,351 million in 4Q19, up 5.4% over 4Q18, accompanied by an EBITDA margin of 38.2%. The increase in EBITDA was due to growth in mobile and ultra-broadband revenues, combined with effective and lasting cost-efficiency measures adopted by the Company.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	4Q19	∆% YoY	2019	∆% YoY	4Q19	∆% YoY	2019	∆% YoY
Depreciation and Amortization	(2,497)	7.5	(9,037)	8.0	(2,989)	28.7	(10,920)	30.5
Depreciation	(1,798)	8.2	(6,152)	7.2	(2,290)	37.9	(8,035)	40.1
Amortization of Intangibles	(251)	(17.4)	(1,153)	(4.9)	(251)	(17.4)	(1,153)	(4.9)
Other Amortizations	(449)	25.2	(1,732)	22.0	(449)	25.2	(1,732)	22.0

Depreciation and amortization increased 7.5% y-o-y in 4Q19, due to the higher fixed asset base, mainly related to the expansion of the fiber network and revision of useful life of the assets in 2019 (effect of R$ 283.6 million). Considering the effects of IFRS 16, depreciation and amortization costs grew 28.7% y-o-y.

FINANCIAL RESULT

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	4Q19	∆% YoY	2019	∆% YoY	4Q19	∆% YoY	2019	∆% YoY
Net Financial Result	(73)	(42.0)	(419)	n.a.	(184)	47.1	(820)	n.a.
Income from Financial Investments	63	10.5	272	10.6	63	10.5	272	10.6
Debt Interest	(66)	(49.2)	(429)	(15.9)	(177)	36.3	(831)	62.8
Gains (Losses) on Derivative Transactions	20	25.2	52	381.5	20	25.2	52	381.5
Monetary and Exchange Variation and Other	(90)	31.8	(314)	n.a.	(90)	31.8	(314)	n.a.

The net financial result was a loss of R$ 73 million in 4Q19, due to financial and monetary updates in the period, partially offset by income from financial investments related to the non-recurring credit generated in 2018 referring to the court decision to exclude ICMS from the PIS/Cofins calculation base. Considering the effects of IFRS 16, the Company recorded a net financial expense of R$ 184 million in 4Q19.

NET INCOME

Reported net income reached R$ 1,274 million in 4Q19, down 14.3% from 4Q18, due to higher tax payments in 4Q19, stemming from lower interest on equity in the period, higher depreciation expenses, partially offset by ongoing cost control and EBITDA growth. Adjusted for the non-recurring items recorded in the periods, recurring net income reached R$ 1,486 million in the quarter.

In 2019, reported net income reached R$ 5,001 million, a reduction of 44.0% from 2018, mainly due to the non-recurring positive effect, in 2018, of the final judgment of the Supreme Court of Justice, recognizing the right to exclude ICMS from the PIS/COFINS calculation base. Excluding the non-recurring effects in the periods, the recurring net income reached R$ 5,372 million in 2019 (+2.5% y-o-y).

Capex

Consolidated in R$ million	4Q19	∆% YoY	2019	∆% YoY
CAPITAL EXPENDITURES	2,357	11.2	8,844	7.9
Network	1,777	7.7	7,274	5.7
Technology / Information System	392	24.2	1,185	18.6
Products and Services, Channels, Adm. and Others	188	27.6	386	23.3
CAPEX / NOR	20.7%	1.7 p.p.	20.0%	1.1 p.p.

Capex reached R$ 2,357 million, representing 20.7% of net operating revenues in 4Q19, in line with the three-year guidance disclosed by the Company. Investments were mainly focused on FTTH and IPTV implementation and footprint expansion, as well as increased 4G and 4.5G technology coverage and capacity, in addition to investments in network maintenance and conservation, supporting the growing demand for data and ensuring the quality of services provided to our customers.

In 2019, investments reached R$ 8,844 million, representing 20.0% of net operating revenues, mainly due to our focus on expanding the FTTH network.

CASH FLOW

Consolidated in R$ million	4Q19	∆% YoY	2019	∆% YoY
Recurring EBITDA	4,351	5.4	16,040	3.1
Capital Expenditures	(2,357)	11.5	(8,844)	7.9
Interest, Taxes and Other Financial Revenues (Expenses)	(231)	(21.7)	(722)	(47.0)
Working Capital Variation	901	153.1	1,761	91.9
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,663	28.4	8,235	19.0
Non-recurring Items	(58)	401.7	301	n.a.
FREE CASH FLOW AFTER NON-RECURRING EFFECTS	2,605	26.3	8,536	29.0

Free cash flow from business activities reached R$ 2,663 million in 4Q19, 28.4% (R$ 589 million) higher than in 4Q18, reflecting growth in EBITDA and a reduction in interest, taxes and other financial expenses, partially offset by higher investments in the period.

Free cash flow after non-recurring items1 increased R$ 543 million, or 26.3%, over 4Q18, mainly fueled by lines related to the business activity.

1 – Payment related to organizational restructuring in the amount of R$44.2 million in 1Q19, R$42.8 million in 2Q19, R$75.7 million in 2Q18 and R$30.4 million in 3Q18; payment of cleaning of the 700MHz 4G spectrum of R$100.3 million in 1Q18; payment of R$84.1 million in 3Q18 related to PIS/COFINS tax credits recognized in 2Q18; and proceeds from the sale of Data Centers in the amount of R$446.1 million in 3Q19; and Income tax related to non-recurring effects in the amount of R$58 million.

DEBT123

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
TOTAL | Pro forma				2,162	2,849	5,011
Issuances | local currency				2,162	2,849	5,011
PSI	R$	2.5% to 5.5%	2023	9	0	9
BNB	R$	7.0% to 10.0%	2022	15	25	40
Confirming	R$	109.2% to 122.5% of CDI	2020	996	0	996
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	28	28	57
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	45	1,999	2,043
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	1,004	0	1,004
Financial Leases	R$	IPCA and IGP-M	2033	64	313	377
Contingent Consideration	R$	SELIC	2025	0	484	484

TOTAL | IFRS 16				4,126	9,698	13,825
IFRS 16 effects | Financial Leases	R$	IPCA and IGP-M	2033	1,965	6,849	8,814

Net Debt | Ex-IFRS 16				L. T. Debt Profile

Consolidated in R$ million	12/31/2019	09/30/2019	12/31/2018	4Q19
Short-Term Debt	2,162	916	1,464	Year	Pro forma	IFRS 16
Long-Term Debt	2,849	3,890	4,675		(R$ million)	(R$ million)
Total Debt	5,011	4,807	6,139	2020	1,095	2,794
Cash and Cash Equivalents[1]	(3,407)	(4,561)	(3,394)	2021	1,065	2,480
Net Derivatives Position	(16)	(17)	(56)	2022	55	1,241
Contingent Consideration Guarantee Asset[2]	(484)	(480)	(466)	2023	46	857
Net Debt	1,104	(251)	2,224	After 2023	588	2,326
Net Debt / EBITDA[3]	0.07	(0.02)	0.12	Total	2,849	9,698

The Company closed 4Q19 with gross debt of R$ 5,011 million, excluding the recognition of liabilities for all leases, including towers and its land, circuits, offices, stores and commercial properties, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company does not have any debt denominated in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net debt of R$ 1,104 million at the close of 4Q19, representing 0.07x LTM EBITDA. Net debt fell R$ 1,120 million from 4Q18, mainly due to operating cash generation. Considering the impact of IFRS 16, net debt totaled R$ 9,918 million on December 31, 2019.

1- Includes the investment in BNB given as a guarantee for the loan from that bank.

2- Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3- LTM EBITDA.

OWNERSHIP STRUCTURE

12/31/2019	Common	Preferred	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 41.72
Subscribed/Paid-in Capital:	R$ 63,571.4	million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares closed 2019 at R$ 49.04 and R$ 57.98, respectively, recording an appreciation of 18.8% and 25.4%, respectively, over the closing price at the end of 2018. In the same period, the daily trading volume of VIVT3 and VIVT4 averaged R$ 2,252 thousand and R$ 87,061 thousand respectively. Total shareholder return (TSR) reached 26.9% for common shares and 33.4% for preferred shares in 2019.

The ADRs (VIV), traded on the NYSE, closed 4Q19 at US$ 14.32, up 20.0% over the closing price at the end of 2018, and the daily trading volume of ADRs averaged US$ 19,819 thousand in the same period.

The chart below shows the Company's stock performance:

DIVIDENDS AND INTEREST ON EQUITY

At the meetings held in 2019, the Board of Directors approved the distribution of interest on equity and dividends totaling R$ 5,784 million for the fiscal year 2019, once again reaffirming the Company’s commitment to maximizing shareholders return. These dividends will be considered as part of the mandatory minimum dividends for the fiscal year 2019, ad referendum of the Shareholders' Meeting to be held on April 8, 2020. The payment will be made in 2020, to common and preferred shareholders of record on the dates presented in the table below, that also shows the amounts to be distributed per share:

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	02/14/2020	02/28/2020	270	230	Common	0.149948	0.127456	Up to 12/31/2021
(based on Jan-20)					Preferred	0.164942	0.140201

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends	to be deliberated in 04/08/2020[1]	04/08/2020	2,196	2,196	Common	1.219332	1.219332	December/20
(based on Dec-19)					Preferred	1.341265	1.341265
Dividends	12/19/2019	12/30/2019	1,000	1,000	Common	0.555362	0.555362	August/20
(based on Nov-19)					Preferred	0.610898	0.610898
IOC	12/19/2019	12/30/2019	350	298	Common	0.194377	0.165220	August/20
(based on Nov-19)					Preferred	0.213814	0.181742
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	August/20
(based on 2019)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	August/20
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	595	Common	0.388753	0.330440	August/20
(based on 2019)					Preferred	0.427629	0.363484

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
Dividends	04/11/2019	04/11/2019	2,469	2,469	Common	1.371013	1.371013	12/17/2019
(based on Dec-18)					Preferred	1.508114	1.508114
IOC	12/04/2018	12/17/2018	1,350	1,148	Common	0.749739	0.637278	12/17/2019
(based on Oct-18)					Preferred	0.824712	0.701006
IOC	09/05/2018	09/17/2018	2,800	2,380	Common	1.555013	1.321761	08/20/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/18/2018	400	340	Common	0.222145	0.188823	08/20/2019
(based on May-18)					Preferred	0.244359	0.207705
1 - Dividends proposed by the Board of Directors to be deliberated in the General Shareholders Meeting, to be held in April 08, 2020.

SUBSEQUENT EVENT

In the first quarter of 2020, the Board of Directors’ meeting held on February 14, 2020 approved the payment of Interest on Capital for fiscal year 2020 in the gross amount of R$270.0 million. The Interest on Capital will be charged to the mandatory minimum dividend for the fiscal year of 2020, ad referendum of the General Shareholders’ Meeting to be held in 2020. The payment will be made before the end of fiscal year 2021, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on February 28, 2020.

INCOME STATEMENT

Reported1

Consolidated in R$ million	4Q19	∆% YoY	2019	∆% YoY
GROSS OPERATING REVENUE	16,937	0.9	66,572	1.2
Gross Operating Mobile Revenue	11,079	3.6	43,066	3.5
Gross Operating Fixed Revenue	5,858	(3.9)	23,505	(2.9)
NET OPERATING REVENUE	11,377	2.6	44,268	1.9
Net Operating Mobile Revenue	7,452	5.7	28,666	4.8
Net Operating Fixed Revenue	3,925	(2.8)	15,602	(3.2)
OPERATING COSTS	(6,410)	(8.9)	(26,135)	1.9
Personnel	(995)	(3.8)	(3,758)	(6.0)
Costs of Services Rendered	(2,278)	(19.4)	(9,619)	(14.6)
Interconnection	(256)	(15.1)	(1,088)	(16.0)
Taxes and Contributions	(372)	(2.0)	(1,597)	0.1
Third-party Services	(1,306)	(1.1)	(5,514)	2.8
Others	(344)	(58.2)	(1,420)	(52.8)
Cost of Goods Sold	(921)	25.3	(3,157)	31.2
Commercial Expenses	(2,082)	(4.7)	(8,632)	(3.1)
Provision for Bad Debt	(417)	14.3	(1,682)	9.7
Third-party Services	(1,600)	(6.5)	(6,687)	(4.3)
Others	(65)	(39.6)	(263)	(31.3)
General and Administrative Expenses	(340)	(10.5)	(1,273)	(16.3)
Other Net Operating Revenue (Expenses)	206	73.3	304	(87.6)
EBITDA	4,967	22.8	18,134	1.7
EBITDA Margin %	43.7%	7.2 p.p.	41.0%	(0.0) p.p.
DEPRECIATION AND AMORTIZATION	(2,989)	28.7	(10,920)	30.5
Depreciation	(2,290)	37.9	(8,035)	40.1
Amortization of Intangibles	(251)	(17.4)	(1,153)	(4.9)
Others Amortizations	(449)	25.2	(1,732)	22.0
EBIT	1,978	14.8	7,214	(23.7)
FINANCIAL RESULT	(184)	47.1	(820)	n.a.
GAIN (LOSS) ON INVESTMENTS	1	n.a.	1	n.a.
Taxes	(521)	369.6	(1,394)	(40.7)
NET INCOME	1,274	(14.3)	5,001	(44.0)

1- Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

         Telefônica Brasil S.A

BALANCE SHEET

Reported1

Consolidated in R$ million	12/31/2019	12/31/2018	∆% YoY
ASSETS	108,290	102,561	5.6
Current Assets	18,645	18,363	1.5
Cash and Cash Equivalents	3,393	3,381	0.4
Accounts Receivable from Customers	10,263	9,720	5.6
Provision for Doubtful Accounts	(1,543)	(1,415)	9.0
Inventories	578	462	25.1
Recoverable Income Tax and Social Contribution	412	275	49.9
Recoverable Taxes, Fees and Contributions	4,176	4,674	(10.6)
Escrow Deposits and Frozen Assets	278	313	(11.3)
Derivative Financial Instruments	19	69	(72.1)
Prepaid Expenses	687	582	18.0
Other Assets	383	303	26.4
Non-Current Assets	89,645	84,198	6.5
Accounts Receivable from Customers	542	509	6.4
Provision for Doubtful Accounts	(101)	(83)	22.6
Financial Investments	64	77	(17.0)
Recoverable Taxes, Fees and Contributions	841	3,222	(73.9)
Deferred Income Tax and Social Contribution	171	230	(25.7)
Escrow Deposits and Frozen Assets	3,393	3,597	(5.7)
Derivative Financial Instruments	53	27	99.6
Other Assets	456	181	151.4
Investments	104	102	2.5
Property, Plant and Equipment, Net	42,847	34,115	25.6
Intangible Assets, Net	41,275	42,221	(2.2)
LIABILITIES AND SHAREHOLDERS' EQUITY	108,290	102,561	5.6
LIABILITIES	37,834	30,954	22.2
Current Liabilities	17,732	17,161	3.3
Payroll and Related Charges	752	783	(3.9)
Suppliers and Accounts Payable	6,872	7,643	(10.1)
Income Tax and Social Contribution	7	12	(45.0)
Taxes, Fees and Contributions	1,140	1,798	(36.6)
Loans, Financing, Debentures and Leasing	4,127	1,464	181.8
Interest on Capital and Dividends	3,587	4,173	(14.0)
Provisions and Contingencies	375	378	(0.9)
Derivative Financial Instruments	2	17	(88.5)
Deferred Revenues	506	526	(3.7)
Other Liabilities	365	368	(0.9)
Non-Current Liabilities	20,102	13,793	45.7
Payroll and Related Charges	36	12	202.5
Taxes, Fees and Contributions	285	39	627.3
Income Tax and Social Contribution	87	0	n.a.
Deferred Income Tax and Social Contribution	3,146	1,983	58.7
Loans, Financing, Debentures and Leasing	9,698	4,675	107.4
Provisions and Contingencies	5,161	5,881	(12.2)
Derivative Financial Instruments	54	23	137.7
Deferred Revenues	212	251	(15.4)
Other Liabilities	1,423	929	53.1
SHAREHOLDERS' EQUITY	70,456	71,607	(1.6)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,166	1,214	(4.0)
Profit Reserve	3,492	4,324	(19.2)
Additional Proposed Dividends	2,196	2,469	(11.1)
Other Comprehensive Income	31	29	5.1

1 Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

CONFERENCE CALL

English

Date: February 19, 2020 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•         Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803

  USA: (+1 412) 717-9627
  United Kingdom: (+44 20) 3795-9972
  Spain: (+34 91) 038-9593

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event through February 26, 2020 at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 18, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director